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02033639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAY 13 2002

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

CTI Holdings

(Translation of registrant's name into English)

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

Avenida Figueroa Alcorta 3259, 1425 Buenos Aires, Argentina

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-______________ .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTI HOLDINGS S.A.
(Registrant)

Date May 10, 2002

By [signature]
(Signature)*
Walter C. Forwood
Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

1. Spanish version of letter submitted to the Argentine *Comisión Nacional de Valores*, together with an English summary.

Item 1.
Spanish version of letter submitted to the Argentine *Comisión Nacional de Valores*

Buenos Aires, 2 de mayo de 2002

Señores
COMISION NACIONAL DE VALORES
Presente

Ref.: **CTI Holdings S.A.**
Transparencia en el Ámbito de la Oferta Pública.
Capítulo XXI de la Normas.

De mi consideración:

Martín G. Ríos, en mi carácter de Responsable de Relaciones con el Mercado de CTI HOLDINGS S.A. ("CTI"), manteniendo el domicilio especial a los efectos del presente en Hipólito Yrigoyen 1628, piso 2do, Capital Federal, Fax 4375-2580, me dirijo a esa Comisión Nacional de Valores continuando con la nota de fecha 7 de marzo de 2002, a fin de comunicarle que Lucent Technologies Inc. ("Lucent"), actuando en su carácter de Agente Administrativo con relación (i) al contrato de préstamo celebrado el 1 de diciembre de 1999 entre la sociedad controlada por CTI, CTI PCS S.A. ("CTI PCS"), los prestamistas que allí se indican, el Banco Francés S.A., en su carácter de agente de la garantía, y Lucent (con más sus modificaciones, en adelante el "Préstamo Lucent CTI AMBA"); y (ii) al contrato de préstamo celebrado el 31 de marzo de 1999 entre las sociedades controladas por CTI, CTI Compañía de Teléfonos del Interior S.A. ("CTI Sur") y CTI Norte Compañía de Teléfonos del Interior S.A. ("CTI Norte"), los prestamistas que allí se indican y Lucent, y al contrato de préstamo celebrado el 29 de junio de 2001 entre las sociedades controladas por CTI, CTI Sur y CTI Norte, los prestamistas que allí se indican y Lucent (conjuntamente, ambos contratos en adelante los "Préstamos Lucent CTI Interior"), el pasado 26 de abril de 2002 notificó a CTI PCS y a CTI Sur y CTI Norte que la falta de pago de capital e intereses y de determinados gastos respectivamente adeudados por ellas bajo el Préstamo Lucent CTI AMBA y los Préstamos Lucent CTI Interior, constituyó un Evento de Incumplimiento bajo los términos de cada uno del Préstamo Lucent CTI AMBA y los Préstamos Lucent CTI Interior.

Asimismo, intimó a CTI PCS y a CTI Sur y CTI Norte el pago inmediato de las sumas adeudadas bajo los respectivos Préstamo Lucent CTI AMBA y Préstamos Lucent CTI Interior, y notificó que declaró (i) sin efecto las obligaciones de desembolso asumidas por los prestamistas bajo cada uno del Préstamo Lucent CTI AMBA y de los Préstamos Lucent CTI Interior, y (ii) exigibles las obligaciones dinerarias de CTI PCS y CTI Sur y CTI Norte bajo los respectivos Préstamo Lucent CTI AMBA y Préstamos Lucent CTI Interior.

CTI mantendrá informada a esa Comisión Nacional de Valores de los sucesivos hechos relevantes que puedan ocurrir.

Sin otro particular, lo saludo a Ud. muy atentamente.

ENGLISH TRANSLATION

[CTI LETTERHEAD]

Buenos Aires, May 2, 2002

Messrs.
COMISION NACIONAL DE VALORES

Re.: **CTI Holdings S.A.**
Regulation on transparency in Public Offerings.
Chapter XXI of the Rules

Martín G. Ríos, acting as Appointed Person for Relationships with Argentine Securities and Exchange Commission *(Comisión Nacional de Valores)* on behalf of CTI Holdings SA ("CTI"), maintaining the address at Hipólito Yrigoyen 1628, 2nd floor, Fax 4375 3629, hereby notifies you that on April 26, 2002, Lucent Technologies Inc. ("Lucent"), acting as Administrative Agent, under (i) the credit agreement dated as of December 1, 1999, entered into by CTI PCS S.A. ("CTI PCS"), a company controlled by CTI, the lenders party therein, Banco Francés S.A., as Collateral Agent, and Lucent (together with its amendments, hereinafter the "Lucent - CTI AMBA Credit Agreement"); and (ii) the credit agreement dated March 31, 1999, entered into by CTI Compañía de Teléfonos del Interior S.A. ("CTI Sur") and CTI Norte Compañía de Teléfonos del Interior S.A. ("CTI Norte"), each one a controlled company of CTI, the lenders party therein, and Lucent, and the credit agreement dated June 29, 2001, entered into by CTI Sur and CTI Norte, the lenders party therein and Lucent (jointly, hereinafter "Lucent - CTI Interior Credit Agreements"), gave notice to each of CTI PCS and CTI Sur and CTI Norte that the non payment by CTI PCS and CTI Sur and CTI Norte, on the due date, of the interests, capital and overdue fees and expenses amounts, in each case as required by the Lucent - CTI AMBA Credit Agreement and the Lucent - CTI Interior Credit Agreements, constitute an Event of Default to the Lucent - CTI AMBA Credit Agreement and the Lucent - CTI Interior Credit Agreements.

In addition, Lucent demanded the immediate payment of all amounts required under such credit agreements and declared (i) the obligations of the lenders to make disbursements and other commitments under the Lucent - CTI AMBA Credit Agreement and the Lucent - CTI Interior Credit Agreements immediately terminated and (ii) all loans and other obligations of CTI PCS and CTI Sur and CTI Norte under the Lucent - CTI AMBA Credit Agreement and the Lucent - CTI Interior Credit Agreements immediately due and payable.

CTI shall keep the CNV informed of any material event that may happen in the future.

Sincerely,